SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             AUGUSTA PARTNERS, L.P.
                                (Name of Issuer)

                             AUGUSTA PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)

                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                         c/o Augusta Management, L.L.C.
                           One World Financial Center
                               200 Liberty Street
                                   31st Floor
                            New York, New York 10281
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                December 1, 2000
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)



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                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation:     $75,000,000 (a)     Amount of Filing Fee: $15,000 (b)
-------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  __________________________
     Form or Registration No.:  ________________________
     Filing Party:  ____________________________________
     Date Filed:  ______________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.   SUMMARY TERM SHEET.

          As stated in the Partnership's offering documents, the Partnership is offering to purchase interests in the Partnership ("Interests") from partners at their estimated net asset value (that is, the estimated value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership a partner desires to redeem). The offer will remain open until 12:00 midnight, New York time, on December 31, 2000. Estimated net asset value of the Partnership will be calculated for this purpose on December 31, 2000. The Partnership will review the net asset value calculation during the Partnership's audit for calendar year 2000, which the Partnership expects will be completed in February 2001.

          Limited partners may tender their entire Interest, a portion of their Interest defined as a specific dollar value, or the portion of their Interest above the required capital account balance. If a limited partner has been a limited partner for at least 12 full calendar months and tenders its entire Interest in the Partnership, the Partnership will pay the limited partner in cash and/or marketable securities (valued in accordance with the Partnership's Second Amended and Restated Limited Partnership Agreement dated February 10,
1999) by January 10, 2001, 95% of estimated value of the partner's Interest, based on the Partnership's calculation of the estimated net asset value as of December 31, 2000, less any incentive allocation payable to the Manager on December 31, 2000 or, if the offer is extended, on the expiration date of the offer. The Partnership will owe the limited partner the balance, for which it will give the limited partner a promissory note that will be held in the limited partner's brokerage account with CIBC World Markets Corp. ("CIBC WM"). A limited partner who tenders only part of its Interest, or a limited partner who tenders its entire Interest who has not been a limited partner for at least 12 full calendar months, will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the limited partner on the expiration date of the offer (the "Incentive Allocation") or would be so debited if the expiration date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Partnership will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities by January 10. The Partnership reserves the right to purchase less than the amount tendered by the limited partner if the amount tendered would cause the limited partner's capital account in the Partnership to have a value less than the required minimum balance. The Partnership will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale or delivery of portfolio securities held by the Partnership or by borrowing, if the offer is extended (which the Partnership does not intend to do).

          The offer remains open to limited partners until 12:00 midnight New York time on December 31, 2000, the expected expiration date of the offer. Until this time, limited partners have the right to change their minds and withdraw any tenders of their Interests. Limited partners will also have the right to withdraw tenders of their Interests at any time after January 30, 2001, if their Interests have not yet been accepted for purchase by the Partnership.

          A limited partner who would like the Partnership to purchase all or part of its Interest should mail or fax a Letter of Transmittal (attached to this document as Exhibit C) to PFPC Inc., attention Karl Garrett, so that it is received before 12:00 midnight, New York time, on December 31, 2000. A limited partner who chooses to fax the Letter of Transmittal should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, December 31, 2000). The mailing address for PFPC Inc. is P.O. Box 219, Claymont, DE 19703, and the fax numbers are (302) 791-3225 or (302) 791-2387.

          Of course, the value of the Interests will change due to market fluctuation between October 31 (the last time estimated net asset value was calculated) and December 31, when the value of the Partnership will be determined for purposes of calculating the purchase price for Interests. Limited partners may obtain the estimated net asset value of their Interests, which the Partnership calculates weekly until the expiration date of the offer and daily for the last five business days of the offer, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Each limited partner has the right to withdraw an Interest it has tendered, and the Partnership has the right to cancel, amend or postpone this offer, at any time before 12:00 midnight, New York time, on December 31, 2000.

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is Augusta Partners, L.P. (the "Partnership"). The Partnership is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware partnership. The principal executive office of the Partnership is located at One World Financial Center, 200 Liberty Street, 31st Floor, New York, New York 10281 and the telephone number is (212) 667-4225.

          (b) The title of the securities that are the subject of the offer to purchase (the "Offer") is partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the partnership interests in the Partnership and portions thereof that constitute the class of security that is the subject of this tender offer or the partnership interests in the Partnership or portions thereof that are tendered by limited partners to the Partnership pursuant to the Offer.) As of the close of business on October 31, 2000, there was approximately $193,981,344 outstanding in capital of the Partnership, represented by Interests. Subject to the conditions set forth in the Offer to Purchase, the Partnership will purchase up to $75 million of Interests that are tendered by, and not withdrawn prior to, 12:00 midnight, New York time, on December 31, 2000, subject to any extension of the Offer.

          (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Partnership's Second Amended and Restated Limited Partnership Agreement dated as of February 10, 1999 (the "LP Agreement").

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the issuer is Augusta Partners, L.P. (the "Partnership"). The Partnership's principal executive office is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281 and the telephone number is (212) 667-4225. The investment adviser of the Partnership is Augusta Management, L.L.C. (the "Manager"). The Manager is also a general partner of the Partnership. The principal executive office of the Manager is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281 and the telephone number is (212) 667-4225. The Partnership's individual general partners ("Individual General Partners") are Sol Gittleman, Luis Rubio, Janet L. Schinderman and Howard M. Singer. Their address is at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Partnership will purchase up to $75 million of Interests that are tendered by, and not withdrawn prior to 12:00 midnight, New York time, on December 31, 2000 (this time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the offer is extended is called the "Expiration Date."

     (ii) The purchase price of Interests tendered to the Partnership for purchase will be their estimated net asset value as of the close of business on the Expiration Date.

          For limited partners who have been limited partners for at least 12 full calendar months and who tender their entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LP Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of the Expiration Date (which is expected to be 12:00 midnight, New York time, on Sunday, December 31, 2000) payable within ten days after the Expiration Date, (the "95% Payment"); and (b) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Partnership as of the Expiration Date, determined based on the audited financial statements of the Partnership for calendar year 2000, over (b) the 95% Payment. The Note will be delivered to the tendering limited partner in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten days after the Expiration Date and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Partnership for calendar year 2000. It is anticipated that the audit of the Partnership's financial statements for calendar year 2000 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Partnership. Although the Partnership has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Individual General Partners of the Partnership determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining partners of the Partnership.

          Limited partners who tender only a portion of their Interests or limited partners who tender their entire Interest who have not been a limited partner for at least 12 full calendar months (subject to maintenance of the required minimum capital account balance discussed in Item 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Partnership, determined as of the Expiration Date, payable within ten days after the Expiration Date.

          A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to limited partners that will be sent in connection with the Partnership's acceptances of tenders of Interest, are attached as Exhibits A, B, C, D and E, respectively, and are incorporated by reference in their entirety.

          (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Sunday, December 31, 2000.

          (iv) Not applicable.

          (v) The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying limited partners of the extension. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the day the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify limited partners.

          (vi) Interests may be withdrawn at any time before 12:00 midnight, New York time, Sunday, December 31, 2000 and, if Interests have not then been accepted for purchase by the Partnership, at any time after January 30, 2001.

          (vii) Limited partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Karl Garrett, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Partnership recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A limited partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

          Any limited partner tendering an Interest pursuant to the Offer may withdraw its tender at any time on or before on the Expiration Date and, if Interests have not then been accepted for purchase by the Partnership, at any time after January 30, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone numbers indicated on page 2 of the Offer to Purchase.

Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described above.

          (viii) For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering limited partner of its election to purchase the limited partner's Interest.

          (ix) If more than $75 million of Interests are duly tendered to the Partnership prior to the Expiration Date and not withdrawn, the Partnership will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

          (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of partners who do not tender Interests. Limited partners who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership's investment program. A reduction in the aggregate assets of the Partnership may result in partners who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing limited partners on January 1, 2001 and thereafter from time to time.

          (xi) Not applicable.

          (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from limited partners pursuant to the Offer. Limited partners should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

          In general, a limited partner from whom an Interest is purchased by the Partnership will be treated as receiving a distribution from the Partnership. A limited partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the limited partner exceeds the limited partner's then adjusted tax basis in its Interest. A limited partner's basis in its Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the limited partner for periods prior to the purchase of the Interest. Cash distributed to a limited partner in excess of the adjusted tax basis of the limited partner's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A limited partner whose entire interest is purchased by the Partnership may recognize a loss, but only to the extent that the amount of consideration received from the Partnership is less than the limited partner's then adjusted tax basis in the limited partner's Interest.

          (a) (2) Not applicable.

          (b) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Partnership's Confidential Memorandum dated February 1999, as supplemented (the "Confidential Memorandum"), and the LP Agreement, which were provided to each limited partner in advance of subscribing for Interests, provide that the Partnership's Individual General Partners have the discretion to determine whether the Partnership will purchase Interests from partners from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager expects that it will recommend to the Individual General Partners that the Partnership purchase Interests from partners once each year, in December. The Partnership previously offered to purchase Interests from partners pursuant to written tenders effective as of December 31, 1997, December 31, 1998 and December 31, 1999.

          The Partnership is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Partnership and the Manager or any Individual General Partner of the Partnership or any person controlling the Partnership or controlling the Manager; and (ii) any person, with respect to Interests. However, the LP Agreement provides that the Partnership shall be dissolved if the Interest of any limited partner that has submitted a written request, in accordance with the terms of the LP Agreement, to tender its entire Interest for repurchase by the Partnership has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to limited partners who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LP Agreement.

          (b) Interests that are tendered to the Partnership in connection with the Offer to Purchase will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933. The Partnership currently expects that it will accept subscriptions for Interests as of January 1, 2001 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

          (c) Neither the Partnership, the Manager nor the Individual General Partners has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Partnership's intention to accept subscriptions for Interests on January 1, 2001 and from time to time in the discretion of the Partnership), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (4) any change in the identity of the Manager or the members of the Individual General Partners, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the Individual General Partners of the Partnership, to fill any existing vacancy for an Individual General Partner of the Partnership or to change any material term of the investment advisory arrangements with the Manager; (5) a sale or transfer of a material amount of assets of the Partnership (other than as the Individual General Partners determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Partnership); (6) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(7) any changes in the LP Agreement or other actions that might impede the acquisition of control of the Partnership by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Partnership.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Partnership expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $75 million (unless the Partnership elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Partnership; and
(iii) possibly borrowings, as described in paragraph (b) below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) Neither the Partnership, the Manager nor the Individual General Partners has determined at this time to borrow funds to purchase Interests in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law, from its existing margin facility established with the Partnership's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"). If the Partnership finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Partnership were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Partnership's obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional Partnerships contributed to the Partnership by existing or new limited partners, or from proceeds of the sale of securities and portfolio assets held by the Partnership.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Manager is entitled under the terms of the LP Agreement to receive an incentive allocation (subject to certain limitations), as specified in the LP Agreement and described in the Confidential Memorandum.

          (b) Other than the acceptance of subscriptions for Interests as of October 1, 2000, there have been no transactions involving Interests that were effected during the past 60 business days by the Partnership, the Manager, any Individual General Partner or any person controlling the Partnership or the Manager.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Partnership to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Partnership, which the Partnership has prepared and furnished to partners pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

     Audited financial statements for the year ended December 31, 1998, previously filed on EDGAR on Form N-30D on March 1, 1999;

     Audited financial statements for the year ended December 31, 1999, previously filed on EDGAR on Form N-30D on March 1, 2000; and

     Unaudited financial statements for the six-month period ended June 30, 2000, previously filed on EDGAR on Form N-30D on September 8, 2000.

               (2) The Partnership is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Partnership does not have shares, and consequently does not have earnings per share information.

               (3) Not Applicable.

               (4) The Partnership does not have shares, and consequently does not have book value per share information.

     (b) The Partnership's assets will be reduced by the amount of the tendered Interests that are purchased by the Partnership. Thus, income relative to assets may be affected by the tender offer. The Partnership does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)  (1) None.

               (2) None.

               (3) Not Applicable.

               (4) Not Applicable.

               (5) None.

          (b)  None.

ITEM 12.  EXHIBITS.

          A.   Cover Letter to Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase (financial statements to be enclosed).

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Partnership to limited partners in connection with the acceptance of tenders.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AUGUSTA PARTNERS, L.P.

                                             By:  Augusta Management, L.L.C.
                                                  General Partner

                                             By:  CIBC World Markets Corp.
                                                  Managing Member

                                             By:  /s/ HOWARD M. SINGER
                                                  --------------------------
                                                  Name: Howard M. Singer
                                                  Title: Managing Director

December 1, 2000

                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase (financial statements to be enclosed).

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Partnership to limited partners in connection with acceptance of tenders.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal

                       [Augusta Partners, L.P. Letterhead]

              IF YOU DO NOT WANT TO SELL YOUR PARTNERSHIP INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
        THIS IS SOLELY A NOTIFICATION OF THE PARTNERSHIP'S TENDER OFFER.

December 1, 2000

Dear Augusta Partners, L.P. Limited Partner:

          We are writing to inform you of important dates relating to a tender offer by Augusta Partners, L.P. (the "Partnership"). If you are not interested in selling your partnership interests in the Partnership ("Interests") at this time, please disregard this notice and take no action.

          The tender offer period will begin on December 1, 2000 and end on December 31, 2000. The purpose of the tender offer is to provide liquidity to limited partners who hold Interests. Interests may be presented to the Partnership for purchase only by tendering them during one of the Partnership's announced tender offers.

          Should you wish to tender all or part of your Interest for purchase by the Partnership during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than December 31, 2000. Please review Section 3 (Amount of Tender) in the enclosed Offer to Purchase to determine if you are eligible to tender your entire investment. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

          All tenders of Interests must be received by the Partnership's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 31, 2000.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or Karl Garrett at our Administrator, (888) 697-9661 or (866) 306-0232.


Sincerely,


Augusta Partners, L.P.

                                    EXHIBIT B

             Offer to Purchase (financial statements to be enclosed)

                             AUGUSTA PARTNERS, L.P.
                           One World Financial Center
                         200 Liberty Street, 31st Floor
                            New York, New York 10281

                  OFFER TO PURCHASE $75 million OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                             DATED December 1, 2000

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, NEW YORK TIME, ON SUNDAY, December 31, 2000,
                          UNLESS THE OFFER IS EXTENDED


To the Limited Partners of
Augusta Partners, L.P.:

          Augusta Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Partnership"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $75 million of interests in the Partnership or portions thereof pursuant to tenders by limited partners at a price equal to their estimated net asset value as of December 31, 2000, if the Offer expires on December 31, 2000. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the expiration date of the Offer. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the Interests in the Partnership and portions thereof representing beneficial Interests in the Partnership.) This Offer is being made to all limited partners of the Partnership and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership's Second Amended and Restated Limited Partnership Agreement dated as of February 10, 1999 (the "LP Agreement").

          Limited partners should realize that the value of the Interests tendered in this Offer will change due to market fluctuation between October 31 (the last time net asset value was calculated) and December 31, when the value of the Partnership will be determined for purposes of calculating the purchase price of Interests. Limited partners should also note that they remain limited partners in the Partnership until the expiration date of the offer when the net asset value of their Interests is calculated. Any tendering limited partners who wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Limited partners desiring to tender all or any portion of their Interest in the Partnership in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Partnership in the manner set forth below.

                                    IMPORTANT

          NEITHER THE PARTNERSHIP, ITS INVESTMENT ADVISER NOR ITS INDIVIDUAL GENERAL PARTNERS MAKES ANY RECOMMENDATION TO ANY PARTNER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. PARTNERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF THEIR INTERESTS TO TENDER.

          BECAUSE EACH PARTNER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS OWN FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE PARTNERSHIP AS TO WHETHER PARTNERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP.

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED ON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Questions, requests for assistance, and requests for additional copies of the Offer may be directed to the Partnership's service agent:

                                         PFPC Inc.
                                         Attention: Karl Garrett

                                         P.O. Box 219
                                         Claymont, Delaware 19703

                                         Phone:   (888) 697-9661
                                                  (866) 306-0232

                                         Fax:     (302) 791-3225
                                                  (302) 791-2387

                                TABLE OF CONTENTS

1.   Background and Purpose of the Offer......................................5
2.   Offer to Purchase and Price..............................................6
3.   Amount of Tender.........................................................7
4.   Procedure for Tenders....................................................7
5.   Withdrawal Rights........................................................8
6.   Purchases and Payment....................................................8
7.   Certain Conditions of the Offer.........................................10
8.   Certain Information About the Partnership...............................11
9.   Certain Federal Income Tax Consequences.................................11
10.  Miscellaneous...........................................................12

                               SUMMARY TERM SHEET

o As stated in the Partnership's offering documents, we will purchase your partnership interests ("Interests") at their estimated net asset value (that is, the estimated value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership you desire to tender). This offer will remain open until 12:00 midnight New York time, on December 31, 2000. Estimated net asset value will be calculated for this purpose on December 31, 2000. We will review the net asset value calculation during our audit for calendar year 2000, which we expect will be completed in February 2001.

o You may tender your entire Interest (if eligible, see Section 3, Amount of Tender), a portion of your Interest defined as a specific dollar value, or the portion of your Interest above the required minimum capital account balance.

o If you tender your entire interest in the Partnership and have been a limited partner for 12 full calendar months, we will pay you in cash and/or marketable securities (valued in accordance with the LP Agreement) by January 10, 2001, 95% of our calculation of the estimated net asset value of your Interest as of December 31, 2000, less any incentive allocation payable to the Manager on December 31, 2000 or if the offer is extended, on the expiration date of the offer. We will owe you the balance, for which we will give you a promissory note that will be held in your brokerage account with CIBC World Markets Corp. ("CIBC WM").

o If you tender only part of your Interest, or if you tender your entire Interest but have not been a limited partner for 12 full calendar months, you will be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the expiration date of the offer (the "Incentive Allocation") or would be so debited if the expiration date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities by January 10. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your account in the Partnership, to have a value less than the required minimum balance. We will pay you from: cash on hand, the proceeds the sale or delivery of portfolio securities held by the Partnership, or by borrowing, if the offer is extended (which we do not intend to do).

o Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until 12:00 midnight New York time, on December 31, 2000, the expected expiration date of the offer. Until this time, you have the right to change your mind and withdraw any tenders of your Interests. You will also have the right to withdraw the tenders of your Interests at any time after January 30, 2001, if your Interests have not yet been accepted for purchase.

o If you would like us to purchase all or a portion of your Interest, you should mail or fax a Letter of Transmittal (enclosed), to PFPC Inc., attention Karl Garrett, so that it is received before 12:00 midnight, New York time, on December 31, 2000. The mailing address and fax numbers for PFPC Inc. are listed on page 2. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original does not have to be received before 12:00 midnight, New York time, on December 31, 2000).

o The value of your Interests will change due to market fluctuation between October 31 (the last time estimated net asset value was calculated) and December 31, when the value of the Partnership will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interests, which is calculated weekly until the expiration date of the offer and daily for the last five business days of the offer, you may contact PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address listed on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o You have the right to withdraw the Interests you tender, and we have the right to cancel, amend or postpone this offer, at any time before 12:00 midnight, New York time, on December 31, 2000.

          1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to limited partners who hold Interests, as contemplated by and in accordance with the procedures set forth in the Partnership's Confidential Memorandum dated February 1999, as supplemented (the "Confidential Memorandum"), and the LP Agreement. The Confidential Memorandum and the LP Agreement, which were provided to each limited partner in advance of subscribing for Interests, provide that the Individual General Partners of the Partnership have the discretion to determine whether the Partnership will purchase Interests from time to time from limited partners pursuant to written tenders. The Confidential Memorandum also states that Augusta Management, L.L.C., the Manager of the Partnership (the "Manager"), expects that it will recommend to the Individual General Partners that the Partnership purchase Interests from limited partners once each year, effective at the end of the year. The Partnership previously offered to purchase Interests from limited partners pursuant to written tenders effective as of December 31, 1997, December 31, 1998 and December 31, 1999. In light of the fact that there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Partnership, the Individual General Partners have determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interests of limited partners of the Partnership in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LP Agreement.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of partners who do not tender Interests. Partners who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership's investment program. A reduction in the aggregate assets of the Partnership may result in limited partners who do not tender interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing limited partners on January 1, 2001 and thereafter from time to time.

          Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933. The Partnership currently expects that it will accept subscriptions for Interests as of January 1, 2001 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

          2. OFFER TO PURCHASE AND PRICE. The Partnership will, on the terms and subject to the conditions of the Offer, purchase up to $75 million of those outstanding Interests that are properly tendered by, and not withdrawn (in accordance with Section 5 below) prior to, 12:00 midnight, New York time, on Sunday, December 31, 2000 (this time and date being called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Partnership reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on October 31, 2000, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $150,000 on the following closing dates of the Partnership was as follows:

     If you invested $150,000 on          Your Unaudited Net Asset Value
     the following closing date:          as of October 31, 2000 would be:
     ---------------------------          --------------------------------

     September 1, 1996                               $347,609.95

     October 1, 1996                                 $320,770.09

     January 1, 1998                                 $251,749.54

     January 1, 1999                                 $220,914.21

     April 1, 1999                                   $228,313.53

     July 1, 1999                                    $175,769.99

     October 1, 1999                                 $168,685.79

     January 1, 2000                                 $139,684.10

     April 1, 2000                                   $138,517.00

     July 1, 2000                                    $150,789.10

     October 1, 2000                                 $146,742.21

          As of the close of business on October 31, 2000, there was approximately $193,981,344 outstanding in capital of the Partnership held in Interests (based on the unaudited net asset value of such Interests). Limited partners may obtain weekly current net asset value information until the expiration of the Offer and daily net asset value information during the last five business days of the Offer, by contacting PFPC Inc. ("PFPC"), at the telephone numbers or address listed on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          3. AMOUNT OF TENDER. Subject to the limitations set forth below, limited partners may tender their entire Interest, a portion of their Interest defined as a specific dollar value, or the portion of their Interest above the required minimum capital account balance, as described below. A limited partner who tenders for repurchase only a portion of its Interest, and any limited partner who tenders its entire Interest who has not been a limited partner for at least 12 full calendar months, shall be required to maintain a capital account balance equal to the greater of: (i) $150,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the limited partner on the Expiration Date (the "Incentive Allocation") or would be so debited if the Expiration Date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a limited partner tenders an amount that would cause the limited partner's capital account balance to fall below the required minimum, the Partnership reserves the right to reduce the amount to be purchased from that limited partner so that the required minimum balance is maintained. The Offer is being made to all limited partners of the Partnership and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $75 million (or such greater amount as the Partnership may elect to purchase pursuant to the Offer), the Partnership will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Partnership elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $75 million of Interests are duly tendered to the Partnership prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Partnership will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

          4. PROCEDURE FOR TENDERS. Limited partners wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC, to the attention of Karl Garrett, at the address or fax numbers listed on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

          The Partnership recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A limited partner who faxes a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC. Limited partners who wish to confirm receipt of a Letter of Transmittal may contact PFPC at the address or phone numbers listed on page 2. The method of delivery of any documents is at the election and complete risk of the limited partner tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Partnership, in its sole discretion, and such determination shall be final and binding. The Partnership reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Partnership, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular limited partner, and the Partnership's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Partnership shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Partnership, the Manager or the Individual General Partners shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS. Any limited partner tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if the limited partner's Interests are not yet accepted by the Partnership, at any time after 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers listed on page 2. A form to give notice of withdrawal is available by calling PFPC at the phone numbers indicated on page
2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Partnership, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

          6. PURCHASES AND PAYMENT. For purposes of the Offer, the Partnership will be deemed to have accepted (and purchased) Interests that are tendered when it gives oral or written notice to the tendering partner of its election to purchase the partner's Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any limited partner will be the net asset value thereof as of the close of business on December 31, 2000, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The net asset value will be determined after all allocations to capital accounts of the limited partner required to be made by the LP Agreement have been made.

          For limited partners who have been limited partners for at least 12 full calendar months and who tender their entire Interest, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the LP Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of the Expiration Date, which is expected to be 12:00 midnight, New York time, on Sunday, December 31, 2000, payable within ten days after the Expiration Date (the "95% Cash Payment") in the manner set forth below; and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Partnership as of the Expiration Date, determined based on the audited financial statements of the Partnership for 2000, over (b) the 95% Cash Payment. The Note will be delivered to the tendering limited partner in the manner set forth below within ten days after the Expiration Date and will not be transferable. The Note will be payable in cash (in the manner set forth below) within ten days after completion of the audit of the financial statements of the Partnership for calendar year 2000. It is anticipated that the audit of the Partnership's calendar year 2000 financial statements will be completed no later than 60 days after December 31, 2000. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5 percent of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership. Although the Partnership has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Individual General Partners determine that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining partners of the Partnership.

          Limited partners who tender only a portion of their Interests or limited partners who tender their entire Interest who have not been a limited partner for at least 12 full calendar months (subject to maintenance of the minimum capital account balance described in Item 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Partnership, determined as of the Expiration Date (the "100% Cash Payment") payable within ten days after the Expiration Date.

          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering limited partner's brokerage account with CIBC World Markets Corp. ("CIBC WM"). Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that CIBC WM would customarily assess upon the withdrawal of cash from the account.

          The Note will be deposited directly to the tendering limited partner's brokerage account with CIBC WM. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering limited partner's brokerage account at CIBC WM and will be subject upon withdrawal from the account to any fees that CIBC WM would customarily assess upon the withdrawal of cash from the account.

          It is expected that cash payments for Interests acquired pursuant to the Offer to Purchase, which will not exceed $75 million (unless the Partnership elects to purchase a greater amount), will be derived from: (a) cash on hand;
(b) the proceeds of the sale of securities and portfolio assets held by the Partnership; and/or (c) possibly borrowings, as described below. The Partnership will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Partnership, the Individual General Partners, nor the Manager have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, from its existing margin facility established with the Partnership's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"). If the Partnership finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Partnership were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Partnership's obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Partnership by existing and/or new partners, or from the proceeds of the sale of securities and portfolio assets held by the Partnership.

          7. CERTAIN CONDITIONS OF THE OFFER. The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying limited partners of such extension. In the event that the Partnership so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of the Interests will be determined as of a date after December 31, 2000, corresponding to any extension of the Offer. During any extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify limited partners.

          The Partnership may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Partnership would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Partnership's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Individual General Partners, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Partnership, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Partnership, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Partnership has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Partnership, (vi) material decrease in the net asset value of the Partnership from the net asset value of the Partnership as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Partnership or its limited partners if Interests tendered pursuant to the Offer were purchased; or (c) the Individual General Partners determines that it is not in the best interest of the Partnership to purchase

Interests pursuant to the Offer. However, there can be no assurance that the Partnership will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE PARTNERSHIP. The Partnership is registered under the Investment Company Act of 1940 (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal office of the Partnership is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LP Agreement.

          The Partnership does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Partnership's intention to accept subscriptions for Interests on January 1, 2001 and from time to time in the discretion of the Partnership) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (c) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (d) any change in the identity of the Manager of the Partnership, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the members of the Individual General Partners, to fill any existing vacancy on the Individual General Partners or to change any material term of the investment advisory arrangement with the Manager; (e) a sale or transfer of a material amount of assets of the Partnership (other than as the Individual General Partners determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Partnership); (f) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LP Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

          Other than the acceptance of subscriptions for Interests on October 1, 2000, there have been no transactions involving the Interests that were effected during the past 60 business days by the Partnership, the Manager, any limited partner of the Partnership or any person controlling the Partnership or the Manager or controlling any limited partner of the Partnership. The Manager of the Partnership is entitled under the terms of the LP Agreement to receive the Incentive Allocation (subject to certain limitations), as specified in the LP Agreement and described in the Confidential Memorandum.

          9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from limited partners pursuant to the Offer. Limited partners should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

          In general, a limited partner from whom an Interest is purchased by the Partnership will be treated as receiving a distribution from the Partnership. A limited partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the limited partner exceeds the limited partner's then adjusted tax basis in the limited partner's Interest. A limited partner's basis in its Interest will be reduced (but not below zero) by the amount of consideration received by the limited partner from the Partnership in connection with the purchase of the Interest. A limited partner's basis in its Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the limited partner for periods prior to the purchase of the Interest. Cash distributed to a limited partner in excess of the adjusted tax basis of the limited partner's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A limited partner whose entire Interest is purchased by the Partnership may recognize a loss, but only to the extent that the amount of consideration received from the Partnership is less than the limited partner's then adjusted tax basis in the limited partner's Interest.

          10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, limited partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of the jurisdiction. The Partnership is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of the jurisdiction. However, the Partnership reserves the right to exclude limited partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Partnership believes this exclusion is permissible under applicable laws and regulations, provided the Partnership makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Partnership has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of the statement may be obtained from the Partnership by contacting PFPC at the address and phone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

Partners will be sent full and complete copies of the following financial statements of the Partnership, which were previously filed on EDGAR and are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited financial statements for the year ended December 31, 1998, previously filed on EDGAR on Form N-30D on March 1, 1999;

          Audited financial statements for the year ended December 31, 1999, previously filed on EDGAR on Form N-30D on March 1, 2000; and

          Unaudited financial statements for the six-month period ended June 30, 2000, previously filed on EDGAR on Form N-30D on September 8, 2000.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

                             AUGUSTA PARTNERS, L.P.

                   Tendered Pursuant to the Offer to Purchase
                             Dated December 1, 2000

--------------------------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
         RECEIVED BY THE PARTNERSHIP BY, 12:00 MIDNIGHT, NEW YORK TIME,
           ON SUNDAY, DECEMBER 31, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------


        Complete this Letter of Transmittal and Return by Mail or Fax to:

                                    PFPC Inc.
                               Attn: Karl Garrett

                                  P.O. Box 219
                               Claymont, DE 19703

                               Fax: (302) 791-3225
                                    (302) 791-2387

                           For additional information:
                     Phone: (888) 697-9661 or (866) 306-0232

Ladies and Gentlemen:

          The undersigned hereby tenders to Augusta Partners, L.P., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Partnership"), the partnership interest (hereinafter the "Interest" or "Interests" as the context requires) in the Partnership or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated December 1, 2000 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE PARTNERSHIP TO REJECT ANY AND ALL TENDERS DETERMINED BY THE PARTNERSHIP, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Partnership the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Partnership will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Partnership may not be required to purchase any of the Interests in the Partnership or portions thereof tendered hereby.

          Payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account at CIBC World Markets Corp. ("CIBC WM"), as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from such account, CIBC WM may subject such withdrawal to any fees that CIBC WM would customarily assess upon the withdrawal of cash from such brokerage account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering limited partner in the sole discretion of the Individual General Partners of the Partnership.)

          A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be deposited directly to the undersigned's brokerage account with CIBC WM. (Any contingent payment of cash due pursuant to the Note will also be deposited directly to the tendering limited partner's brokerage account with CIBC WM and, upon a withdrawal of this cash from the account, CIBC WM may impose any fees as it would customarily assess upon the withdrawal of cash from the account.) The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited estimated net asset value of the Partnership as of December 31, 2000, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Partnership's financial statements for calendar year 2000, which is anticipated to be completed not later than 60 days after December 31, 2000, the Partnership's fiscal year end, and will be paid within ten days thereafter.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
PFPC INC., ATTN:  KARL GARRETT; P.O. BOX 219, CLAYMONT, DE 19703
FAX:  (302) 791-3225 OR (302) 791-2387
FOR ADDITIONAL INFORMATION:  PHONE: (888) 697-9661 OR (866) 306-0232

PART 1.   PARTNER INFORMATION:

          Name of Limited Partner: ___________________________________________

          Social Security No.
          or Taxpayer
          Identification No.:
                                    ----------------------
          Telephone Number:        (            )
                                    ----------------------------------------

PART 2.   AMOUNT OF PARTNERSHIP INTEREST IN THE PARTNERSHIP BEING TENDERED:

          [ ] Entire partnership interest. (Any limited partner who has not been a limited partner for at least 12 full calendar months must maintain a minimum interest with a value greater than: (a) $150,000, net of the incentive allocation or net of the tentative incentive allocation; or (b) the tentative incentive allocation, must be maintained (the "Required Minimum Balance").)

          [ ] Portion of partnership interest expressed as a specific dollar value (subject to maintenance of the Required Minimum Balance.*)

                                      $
                                       ---------------

          [ ] Portion of partnership interest in excess of the Required Minimum Balance.

               *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Partnership may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.

     CASH PAYMENT
     ------------

     Cash payments will be wire transferred directly to the undersigned's brokerage account at CIBC WM. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to the undersigned's brokerage account, upon a withdrawal of this cash payment from the account, CIBC WM may impose any fees as it would customarily assess upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangements with the tendering limited partner.)

     PROMISSORY NOTE
     ---------------

     The promissory note reflecting the contingent payment portion of the purchase price, if applicable, will be deposited directly to the undersigned's brokerage account at CIBC WM. The undersigned hereby represents and warrants that the undersigned understands that any contingent payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account at CIBC WM, and, upon a withdrawal of this cash from the account, CIBC WM may impose any fees as it would customarily assess upon the withdrawal of cash from the account.

     PART 4. SIGNATURE(S).

----------------------------------------------------------------------------------------------|
                                                                                              |
FOR INDIVIDUAL INVESTORS                        FOR OTHER INVESTORS:                          |
------------------------                        --------------------                          |
AND JOINT TENANTS:                                                                            |
------------------                                                                            |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Signature                                       Print Name of Investor                        |
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED                                                    |
 ON SUBSCRIPTION AGREEMENT)                                                                   |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Print Name of Investor                          Signature                                     |
                                                (SIGNATURE OF OWNER(S) EXACTLY                |
                                                 AS APPEARED ON SUBSCRIPTION AGREEMENT)       |
                                                                                              |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Joint Tenant Signature if necessary             Print Name of Signatory and Title             |
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED                                                    |
 ON SUBSCRIPTION AGREEMENT)                                                                   |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Print Name of Joint Tenant                      Co-signatory if necessary                     |
                                                (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED    |
                                                 ON SUBSCRIPTION AGREEMENT)                   |
                                                                                              |
                                                                                              |
                                                -------------------------------------------   |
                                                Print Name and Title of Co-signatory          |
                                                                                              |
----------------------------------------------------------------------------------------------|

Date:
     --------------

                                    EXHIBIT D

                     Form of Notice of Withdrawal of Tender

    (To be provided only to limited partners who call and request the form.)

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                             AUGUSTA PARTNERS, L.P.

                   Tendered Pursuant to the Offer to Purchase
                             Dated December 1, 2000


--------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
         RECEIVED BY THE PARTNERSHIP BY, 12:00 MIDNIGHT, NEW YORK TIME,
           ON SUNDAY, DECEMBER 31, 2000, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

        Complete this Notice of Withdrawal and Return by Mail or Fax to:

                                    PFPC Inc.
                               Attn: Karl Garrett

                                  P.O. Box 219
                               Claymont, DE 19703

                               Fax: (302) 791-3225
                                    (302) 791-2387

                           For additional information:
                     Phone: (888) 697-9661 or (866) 306-0232


Ladies and Gentlemen:

          The undersigned wishes to withdraw the tender of its partnership interest in Augusta Partners, L.P. (the "Partnership"), or the tender of a portion of such interests, for purchase by the Partnership that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

This tender was in the amount of:

          [ ] Entire partnership interest.

          [ ] Portion of partnership interest expressed as a specific dollar value.

                         $___________________

          [ ] Portion of partnership interest in excess of the Required Minimum
              Balance.

          The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Partnership (or portion of the interest) previously tendered will not be purchased by the Partnership upon expiration of the tender offer described above.

SIGNATURE(S).


----------------------------------------------------------------------------------------------|
                                                                                              |
FOR INDIVIDUAL INVESTORS                        FOR OTHER INVESTORS:                          |
------------------------                        --------------------                          |
AND JOINT TENANTS:                                                                            |
------------------                                                                            |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Signature                                       Print Name of Investor                        |
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED                                                    |
 ON SUBSCRIPTION AGREEMENT)                                                                   |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Print Name of Investor                          Signature                                     |
                                                (SIGNATURE OF OWNER(S) EXACTLY                |
                                                 AS APPEARED ON SUBSCRIPTION AGREEMENT)       |
                                                                                              |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Joint Tenant Signature if necessary             Print Name of Signatory and Title             |
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED                                                    |
 ON SUBSCRIPTION AGREEMENT)                                                                   |
                                                                                              |
---------------------------------------------   -------------------------------------------   |
Print Name of Joint Tenant                      Co-signatory if necessary                     |
                                                (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED    |
                                                 ON SUBSCRIPTION AGREEMENT)                   |
                                                                                              |
                                                                                              |
                                                -------------------------------------------   |
                                                Print Name and Title of Co-signatory          |
                                                                                              |
----------------------------------------------------------------------------------------------|

Date:
     --------------

                                    EXHIBIT E

                      Forms of Letters from the Partnership
      to limited partners in connection with acceptance of offers of tender


THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE PARTNERSHIP.

                                                January 10, 2001


Dear Limited Partner:

          Augusta Partners, L.P. (the "Partnership") has received and accepted for purchase your tender of a partnership interest in the Partnership. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Partnership and the manner in which payment of the purchase price is being distributed, in accordance with the term of the tender offer.

          Because you have tendered and the Partnership has purchased your entire investment, you have been paid 95% of the estimated purchase price based on the unaudited net asset value of the Partnership as of December 31, 2000, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your CIBC WM brokerage account.

          The balance of the purchase price will be paid to you after the completion of the Partnership's 2000 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Partnership's Individual General Partners may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2001.

          Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                                Sincerely,


                                                Augusta Partners, L.P.

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE PARTNERSHIP.

                                                January 10, 2001

Dear Limited Partner:

          Augusta Partners, L.P. (the "Partnership") has received and accepted for purchase your tender of a portion of your partnership interest in the Partnership. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

          Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your CIBC WM brokerage account. You remain a limited partner of the Partnership with respect to the portion of your interest in the Partnership that you did not tender.

          Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                                Sincerely,


                                                Augusta Partners, L.P.


Enclosure

2033179.6                                                  2


2033179.6

                                 PROMISSORY NOTE

          Pursuant to the Offer to Purchase (the "Offer") up to $75 million of outstanding Partnership Interests or portions thereof based on the unaudited net asset value as of December 31, 2000 or such later date as corresponds to any extension of the Offer made by Augusta Partners, L.P. (the "Partnership) with respect to partnership interests in the Partnership ("Interests"), the Partnership hereby promises to pay, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Payee as of December 31, 2000, determined based on the audited 2000 financial statements of the Partnership in accordance with the asset valuation policy of the Partnership, over (b) the Cash Payment to the Payee; provided, however, that if the Partnership's Individual General Partners determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining limited partners of the Partnership, then such payment shall be made by distributing such marketable securities, all as more fully described in the Offer.

          This note shall be due and payable within ten calendar days after the completion of the audit of the Partnership's financial statements for 2000.

          The amount payable by the Partnership under this note shall include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5 percent of the estimated unaudited net asset value of Interests tendered by the Payee as of December 31, 2000.

          Payment of this note shall be made by wire transfer to the Payee's brokerage account at CIBC Oppenheimer.

          This note may not be pledged, assigned or otherwise transferred by the Payee.

          This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

          Any capitalized term used herein but not defined shall have the meaning ascribed to it in the Offer.

Payee:
      ------------------

                                                Augusta Partners, L.P.




                                                By:
                                                   -----------------------------
                                                      Howard M. Singer
                                                      Individual General Partner